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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING


                                                 COMMISSION FILE NUMBER: 0-25508
                                                         CUSIP NUMBER: 74974R107


[ ] Form 10-K and Form 10KSB            [ ] Form 20-F              [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB           [ ] Form N-SAR


For Period Ended:  MARCH 31, 2001
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: NOT APPLICABLE.


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PART I--REGISTRANT INFORMATION

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Full Name of Registrant:  RTW, INC. ("REGISTRANT")

Former Name if Applicable:  NOT APPLICABLE.

Address of Principal Executive Office
   (Street and Number):                           8500 NORMANDALE LAKE BOULEVARD
                                                  SUITE 1400
                                                  BLOOMINGTON, MN  55437





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PART II--RULES 12B-25(B) AND (C)

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If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    [X]  (a)   The reasons described in reasonable detail in Part III of
               this form could not be eliminated without unreasonable effort or expense;

    [ ]  (b)   The subject Form 10-Q will be filed on or before the fifteenth calendar day following the prescribed due date; and

    [ ]  (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

         RTW, Inc. (RTW) is well into the process of negotiating new adverse loss development and quota-share reinsurance agreements that will be effective in the first quarter of 2001. Our premiums ceded, premiums earned and claim and claim settlement expenses will be affected by the terms of the reinsurance. The adverse loss development and quota-share reinsurance will increase premiums ceded and reduce premiums earned for the quarter ended March 31, 2001 and affect net claim and claim settlement expense for that period. We believe that adverse loss development reinsurance will substantially reduce our exposure to reserve development for 2000 and prior years on our balance sheet and that quota-share reinsurance will reduce our statutory premium to surplus ratios. As a result of the pending reinsurance, we are unable to finalize our results for the quarter ended March 31, 2001 and have delayed the release of our quarterly results. We expect to report gross premiums earned of $26.1 million for the quarter ended March 31, 2001, compared to gross premiums earned of $23.1 million for the quarter ended March 31, 2000.


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          (1)  Name and telephone number of person to contact in regard to this notification:

               CARL B. LEHMANN              952                    893-0403
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                  (Name)                (Area Code)           (Telephone Number)



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          (2)  Have all other periodic reports required under Section 13 or
               15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                      [X] Yes                     [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [X] Yes                     [ ] No

               See statement above.





                                                     RTW, INC.
                                    --------------------------------------------
                                    (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


         Date: May 15, 2001            By: /s/ Carl B. Lehmann
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                                               Carl B. Lehmann
                                               Chairman, President and Chief
                                                 Executive Officer



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